SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2003

Metal Storm Limited

(Translation of registrant’s name into English)

Level 34 Central Plaza One

345 Queen St

Brisbane, QLD 4000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7):

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INDEX TO EXHIBITS

Item

1.	Appendix 3Y “Change of Director’s Interest Notice” dated October 1, 2003

2.	ASX Release “Metal Storm to Acquire US Based Defence Engineering Company” dated October 6, 2003

3.	ASX Release “Successful Subscription of Share Purchase Plan” dated October 9, 2003

4.	ASX Release “Metal Storm: Board of Directors” dated October 10, 2003

5.	Appendix 3B New Issue Announcement “Application for quotation of additional securities and agreement” dated October 16, 2003

6.	ASX Release “Metal Storm Achieves Milestone with Test firing of ‘New Generation’ Grenade Pod” dated October 24, 2003

7.	Appendix 3B New Issue Announcement “Application for quotation of additional securities and agreement” dated October 31, 2003

Appendix 3Y

Change of Director’s Interest Notice

Item 1

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity METAL STORM LIMITED

ACN 064 270 006

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kevin John Dart

Date of last notice	8 September 2003

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director - Charter Pacific Corporation Limited

Date of change	26/09/03

No. of securities held prior to change	106,776,191

Class	Ordinary

Number acquired	Nil

Number disposed	1,000,000

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$ 525,580.53

No. of securities held after change	105,776,191

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trades

Part 2 – Change of director’s interests in contracts

Detail of contract	N/A

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

METAL STORM LIMITED A.C.N. 064 270 006

Item 2

METAL STORM TO ACQUIRE US BASED DEFENCE ENGINEERING COMPANY

– Acquisition Will Enable Acceleration of Product Development Program –

BRISBANE, AUSTRALIA – October 6, 2003 – (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX)

Metal Storm Limited today announced that it had signed a non-binding letter of intent to acquire all of the issued shares of US manufacturer ProCam Machine LLC (ProCam) for a total consideration of US$4.3 million. Under the terms of the proposed transaction, Metal Storm will issue 3.7 million ordinary shares, equal to US$1.5 million, and assume US$2.8 million of ProCam debt, subject to certain adjustments.

Metal Storm Chief Executive Officer Mr. Charles Vehlow said the acquisition of ProCam, a privately held manufacturer of precision-machined parts for the defence, electronics, aircraft and space propulsion industries, would fulfil a key objective for Metal Storm in securing a strategic position in the US defence engineering sector.

“ProCam is an ideal acquisition for Metal Storm because it has established defence contracts, ongoing stand alone revenues, highly skilled and experienced staff, and it will provide us with a platform to escalate our R&D and internal development programs in the US,” Mr. Vehlow said.

“We’re eager to build and demonstrate a variety of prototype weapon systems to potential partners in the US, a critical step toward winning further development projects and securing commercial production contracts, and the purchase of ProCam will strengthen our position,” he said.

“ProCam’s specialist engineering, metallurgy, and prototyping expertise and state-of-the-art equipment will provide Metal Storm with flexible and responsive production and development capabilities to support our various R&D program requirements as we move forward.

“We’re also strengthening our presence in the US defence industry as ProCam has an impressive customer base of top tier defence industry corporations. These relationships are complementary to our development efforts,” Mr. Vehlow said.

Based near Seattle, Washington, ProCam is strategically located near major defence contractors, munitions manufacturers, and several firing ranges. Metal Storm’s Chairman, Admiral William Owens (US Navy retired), is based in Seattle, Washington.

The transaction is expected to close by November 30, 2003. The final deal is subject to satisfactory completion of due diligence and customary closing conditions. Final terms will be released on completion of the acquisition.

www.metalstorm.com

About Metal Storm:

Metal Storm Limited is a research and development company based in Brisbane, Australia. The company is capturing attention from defence organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has research and development funding in place to develop its technology from leading government defence-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defence needs. Recently, the U.S. Department of Defense has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

www.procammachine.com

About ProCam Machine:

ProCam is a manufacturer of complex, precision-machined components and assemblies. Founded in 1995, its world-class team has earned a reputation as lean manufacturing specialists, supporting the varied requirements of current and emerging customers. At its 26,000 sq ft facility north of Seattle, Washington, ProCam works closely with customers in all stages of the manufacturing, from development to production, and are recognized for a focus on quality and responsiveness.

Safe Harbor:

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Company Contact:	Investor Contact:	Media Contact:
Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL02 9964 0200	TEL: 07 2320 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

METAL STORM LIMITED A.C.N. 064 270 006

Item 3

Successful Subscription of Share Purchase Plan

BRISBANE, AUSTRALIA – October 9, 2003 – (ASX trading code MST and NASDAQ Small Cap ticker symbol MTSX)

Metal Storm Limited today announced that shareholders had responded very positively in subscribing $7 million for shares under its recent Share Purchase Plan (“SPP”) offer.

Metal Storm’s Chairman, Admiral Bill Owens (US Navy, Retired) said he was delighted with the support from existing and new shareholders in taking up the offer.

“The funds raised will enable Metal Storm to advance our key product and research and development programs,” Admiral Owens said.

“Metal Storm is at an exciting stage in its growth with several significant product-related developments recently and these funds will give us additional support to drive these along the path to commercialisation,” he said.

Metal Storm recently announced agreements outlining its intention to jointly develop and commercialise its O’Dwyer VLe personalised handgun with the New Jersey Institute of Technology, and its Rapid Attack fire fighting systems with Pyrogen Australia Pty Ltd. The company is also in the process of acquiring ProCam Machine LLC a US precision-machined parts manufacturer operating in the key defence engineering sector.

Metal Storm initiated the SPP on 5 September 2003 to raise funds to supplement the company’s working capital.

The SPP offered eligible shareholders registered as at Friday 12 September 2003, the opportunity to subscribe up to $5,000 for shares at $0.45 per share, without incurring brokerage or transaction costs. The offer closed on Friday 3 October 2003.

Metal Storm gained almost 500 new shareholders through the SPP increasing its shareholder base by 6 per cent to 8,651.

The 15 million new shares which will be issued under the SPP will rank equally with existing fully paid ordinary shares in the company and will be allotted to eligible shareholders from 9 October 2003, and quoted on the Australian Stock Exchange shortly thereafter.

Visit: www.metalstorm.com

About Metal Storm

Metal Storm Limited is a research and development company based in Brisbane, Australia. The company is capturing attention from defence organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has research and development funding in place to develop its technology from leading government defence-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defence needs. Recently, the U.S. Department of Defense has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Company Contact:	Investor Contact:	Media Contact:
Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 99640200	TEL: 07 32305000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

METAL STORM LIMITED A.C.N. 064 270 006

Item 4

Metal Storm: Board of Directors

BRISBANE, AUSTRALIA, October 10, 2003: Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol: MTSX) confirms that as notified by Metal Storm Limited in the Appendix 3z lodged with ASX Friday 3 October that Mr Kevin Dart, non-executive director has resigned from the board of directors, effective 3 October 2003.

Metal Storm Limited Chairman, Mr Bill Owens, thanked Mr Kevin Dart for his dedication to Metal Storm over the past nine years and his contribution to helping bring the company to its current stage of development. “We wish Kevin well in his future endeavours”, he said.

Visit: www.metalstorm.com

About Metal Storm

Metal Storm Limited is a research and development company based in Brisbane, Australia. The company is capturing attention from defence organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has research and development funding in place to develop its technology from leading government defence-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defence needs. Recently, the U.S. Department of Defense has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Company Contact:	Investor Contact:	Media Contact:
Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 99640200	TEL: 07 32305000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

Item 5

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Metal Storm Limited

ABN

99 064 270 006

We (the entity) give ASX the following information.

Part 1 – All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued	(1) Ordinary Shares (2) Ordinary Shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued	(1) 15,741,742 ordinary shares (2) 455 ordinary shares

3       Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

(1) 15,741,742 issued pursuant to the terms of a Share Purchase Plan. (2) 455 shares issued pursuant to the exercise of listed options granted pursuant to a prospectus issued on 23 August 2002

+	See chapter 19 for defined terms.

Appendix 3B Page 2

4       Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

         If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

(1) Yes (2) Yes

5 Issue price or consideration

(1)    15,741,742 issued to participating shareholders pursuant to a Share Purchase Plan, at $0.45 per share

(2)    455 issued pursuant to the exercise of listed options granted pursuant to a prospectus issued on 23 August 2002 at an exercise price of $0.65 per share.

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(1) 15,741,742 issued to participating shareholders pursuant to a Share Purchase Plan. Working capital. (2) 455 issued pursuant to a prospectus issued on 23 August 2002. Working capital.

7 Dates of entering +securities into uncertificated holdings or despatch of certificates	(1) 16 October 2003 (2) 16 October 2003

+	See chapter 19 for defined terms.

Appendix 3B Page 3

	Number	+Class
8 Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	454,731,825 36,793,896	Ordinary shares Listed options exp 6 Sep 2004

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	7,890,415	Unlisted options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N.A.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?	N.A.

12 Is the issue renounceable or non-renounceable?	N.A.

13 Ratio in which the +securities will be offered	N.A.

14 +Class of +securities to which the offer relates	N.A.

15 +Record date to determine entitlements	N.A.

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N.A.

17 Policy for deciding entitlements in relation to fractions	N.A.

18     Names of countries in which the entity has +security holders who will not be sent new issue documents

            Note: Security holders must be told how their entitlements are to be dealt with.

            Cross reference: rule 7.7.

N.A.

19 Closing date for receipt of acceptances or renunciations	N.A.

+	See chapter 19 for defined terms.

Appendix 3B Page 4

20 Names of any underwriters	N.A.

21 Amount of any underwriting fee or commission	N.A.

22 Names of any brokers to the issue	N.A.

23 Fee or commission payable to the broker to the issue	N.A.

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N.A.

25 If the issue is contingent on +security holders’ approval, the date of the meeting	N.A.

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N.A.

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N.A.

28 Date rights trading will begin (if applicable)	N.A.

29 Date rights trading will end (if applicable)	N.A.

30 How do +security holders sell their entitlements in full through a broker?	N.A.

31 How do +security holders sell part of their entitlements through a broker and accept for the balance?	N.A.

+	See chapter 19 for defined terms.

Appendix 3B Page 5

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	✓	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

+	See chapter 19 for defined terms.

Appendix 3B Page 6

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

	Number	+Class

42 Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

+	See chapter 19 for defined terms.

Appendix 3B Page 7

All entities

Fees

43	Payment method (tick one)

☐	Cheque attached

☐	Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐	Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be

+	See chapter 19 for defined terms.

Appendix 3B Page 8

quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+	See chapter 19 for defined terms.

Appendix 3B Page 9

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 16 October 2003

(Company secretary)

Print name:	Sylvie Moser-Savage

== == == == ==

+	See chapter 19 for defined terms.

Appendix 3B Page 1

METAL STORM LIMITED A.C.N. 064 270 006

Item 6

METAL STORM ACHIEVES MILESTONE WITH TEST FIRING OF ‘NEW

GENERATION’ GRENADE POD

TECHNOLOGY DEMONSTRATES ENHANCED COMPATIBILITY WITH NETWORK CENTRIC DEFENCE SYSTEMS

BRISBANE, AUSTRALIA – 24 October 2003: (ASX trading code: MST and NASDAQ Small Cap ticker symbol: MTSX)

Metal Storm Limited announced today it had achieved exceptional results from the first field firing of a ‘new generation’, fully reloadable, 24 barrel, inductively fired, electronic 40mm grenade pod.

Metal Storm’s Director of Scientific Innovation, Mr Mike O’Dwyer said the test firing of inert rounds was flawless and represents a significant milestone for the company.

“We have demonstrated that our ‘new generation’ electronic grenade pod can successfully integrate the key technologies which we have been testing separately over the last 18 months,” Mr O’Dwyer said.

“The firing demonstrated the successful integration of inductive ignition, a computer operated electronic fire control system, inert 40mm grenades and reloadable multi-shot cartridges in a compact 24 barrel pod configuration which is mobile and trailer mounted. The smooth and rifled barrels are configured as modules comprising 2 x 12 barrel pods.

“The pod’s outstanding performance at the defence firing range at Wide Bay represents a huge step forward for our internal product development program. This is a sophisticated demonstration weapon that showcases Metal Storm’s advanced capabilities,” he said.

“This development meets our objective of preparing an advanced demonstration weapon to present to potential customers in the US. It will also accelerate the progress of our existing defence programs and other development work in Australia and the USA, particularly in the areas of perimeter defence, access denial, and vehicle self defence.

“Importantly, the new Metal Storm demonstrator weapon is directly compatible with network-centric warfare systems which allow for modular weapon systems to be plugged into the battlefield weapon inventory quickly, and controlled electronically by operators in location or remotely,” he said.

This ‘new generation’ integrated demonstration weapon will provide new capabilities and advantages for military field commanders which include:

•	simultaneous firing at widely separated targets

•	programmable, sequenced rapid firing

•	96 round firing capacity when fully loaded

•	repeatable firing using reloadable multi-shot cartridges in reusable or lightweight disposable configuration

•	inductive ignition – no ‘in barrel’ connections

•	designed to fire multiple munitions types

•	capable of direct and indirect fire missions

•	fully integrated computer operated, electronic fire control system with pull-down menus, LCD displays and safety test functions

•	modular configuration allowing additional barrels or modules to be added to meet mission requirements and

•	improved mission flexibility by employing a weapon which is mobile, air portable and trailer mounted.

Mr O’Dwyer said the demonstrator weapon was designed for use with future smart munitions and would be able to ‘talk’ to projectiles during flight. This is a critical requirement for consistently getting first rounds on target, and is achievable using an inductive ignition system.

“We plan to further refine the design and future field firings are planned using all rifled barrels designed to operate beyond standard barrel pressures with an objective of achieving increased performance to ranges beyond two (2) kilometres,” Mr O’Dwyer said.

“This will be our core weapon system for future key technology developments. It has been designed and built for extensive future firing as a development platform and in due course for demonstrating our other capabilities such as ‘high explosive’ munitions and less-than-lethal munitions including air foil projectiles,” he said.

Ends

Visit www.metalstorm.com for video footage of the weapon system and firings.

Company Contact:	Investor Contact:	Media Contact:
Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3230 5000
ms@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

About Metal Storm:

Metal Storm Limited is a research and development company based in Brisbane, Australia. The company is capturing attention from defence organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has research and development funding in place to develop its technology from leading government defence-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defence needs. Recently, the U.S. Department of Defense has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbour:

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

Item 7

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Metal Storm Limited

ABN

99 064 270 006

We (the entity) give ASX the following information.

Part 1 – All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued	(3) Unlisted Options (4) Unlisted Options

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued	(3) 31,250 options. (4) 12,500 options.

3       Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

(3)    31,250 options issued to subscribe for ordinary shares at an exercise price of A$1.162 on or before 8 July 2005.

(4)    12,500 options issued to subscribe for ordinary shares at an exercise price of A$0.556 on or before 30 September 2007.

+	See chapter 19 for defined terms.

Appendix 3B Page 4

4       Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

         If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

(3) Yes (4) Yes

5 Issue price or consideration	(3) Nil (4) Nil

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(3) Options issued pursuant to the terms of an employment agreement with the company. (4) Options issued pursuant to the terms of an employment agreement with the company.

7 Dates of entering +securities into uncertificated holdings or despatch of certificates	(3) 31st October 2003, (4) 31st October 2003.

+	See chapter 19 for defined terms.

Appendix 3B Page 5

	Number	+Class

8 Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	454,731,825 36,793,441	Ordinary shares Listed options exp 6 Sep 2004

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	7,934,165	Unlisted options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N.A.

Part 2 – Bonus issue or pro rata issue

11 Is security holder approval required?	N.A.

12 Is the issue renounceable or non-renounceable?	N.A.

13 Ratio in which the +securities will be offered	N.A.

14 +Class of +securities to which the offer relates	N.A.

15 +Record date to determine entitlements	N.A.

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N.A.

17 Policy for deciding entitlements in relation to fractions	N.A.

18 Names of countries in which the entity has +security holders who will not be sent new issue documents	N.A.

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations	N.A.

+	See chapter 19 for defined terms.

Appendix 3B Page 6

20 Names of any underwriters	N.A.

21 Amount of any underwriting fee or commission	N.A.

22 Names of any brokers to the issue	N.A.

23 Fee or commission payable to the broker to the issue	N.A.

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N.A.

25 If the issue is contingent on +security holders’ approval, the date of the meeting	N.A.

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N.A.

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N.A.

28 Date rights trading will begin (if applicable)	N.A.

29 Date rights trading will end (if applicable)	N.A.

30 How do +security holders sell their entitlements in full through a broker?	N.A.

31 How do +security holders sell part of their entitlements through a broker and accept for the balance?	N.A.

+	See chapter 19 for defined terms.

Appendix 3B Page 7

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	✓	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

+	See chapter 19 for defined terms.

Appendix 3B Page 8

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

	Number	+Class

42 Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

+	See chapter 19 for defined terms.

Appendix 3B Page 9

All entities

Fees

43	Payment method (tick one)

☐	Cheque attached

☐	Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐	Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be

+	See chapter 19 for defined terms.

Appendix 3B Page 10

quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+	See chapter 19 for defined terms.

Appendix 3B Page 11

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 31 October 2003

(Company secretary)

Print name:	Sylvie Moser-Savage

== == == == ==

+	See chapter 19 for defined terms.

Appendix 3B Page 1

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED (Registrant)

By:	/s/ SYLVIE MOSER-SAVAGE

Name:	Sylvie Moser-Savage
Title:	Company Secretary

Date: November 20, 2003

*	Print the name and title of the signing officer under his Signature.